                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934



                          Vesta Insurance Group, Inc.
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                               (Name of Issuer)


                        Common Stock, $0.10 par value
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                        (Title of Class of Securities)


                                  925391104
        ---------------------------------------------------------------
                                (CUSIP Number)


                                George P. Lagos
                          Syndicated Services Company
                           900 Elm Street, Suite 705
                              Manchester, NH 03101

                               Jonathan Turnbull
                            R.K. Carvill & Co. Ltd.
                           St. Helen's, 1 Undershaft
                                London EC3A 8JT

                                 With copy to:

                          Richard A. Samuels, Esquire
         McLane, Graf, Raulerson & Middleton, Professional Association
                          900 Elm Street, P.O. Box 326
                           Manchester, NH 03105-0326


--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               August 22, 2000
        ---------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]
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                                 SCHEDULE 13D

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      Names of reporting persons
(1)   I.R.S. Identification Nos. of above persons (entities only).

      R.K. Carvill (International Holdings), Ltd.

      Peerman Holdings, Ltd.
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      Check the appropriate box if a member of a group (see instructions)
(2)                                                             (a) [X]
                                                                (b) [_]
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      SEC use only
(3)

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      Source of funds (see instructions)
(4)
       R.K. Carvill (International Holdings), Ltd.  WC

       Peerman Holdings, Ltd.                       WC
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      Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]
(5)
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      Citizenship or place of organization
(6)
       R.K. Carvill (International Holdings), Ltd.   a Bermuda Corporation

       Peerman Holdings, Ltd.                        a Bermuda Corporation
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                          Sole voting power
                    (7)
     NUMBER OF            R.K. Carvill (International Holdings), Ltd. 3,940,000

                          (Includes 690,000 shares currently held by it and a total of 3,250,000 shares that may be purchased by either R.K. Carvill (International Holdings), Ltd. or Peerman Holdings, Ltd. pursuant to a stock option granted jointly to them.)

                          Peerman Holdings, Ltd                       3,940,000

                          (Includes 690,000 shares currently held by it and a total of 3,250,000 shares that may be purchased by either R.K. Carvill (International Holdings), Ltd. or Peerman Holdings, Ltd. pursuant to a stock option granted jointly to them.)

      SHARES       -----------------------------------------------------------
                          Shared voting power
   BENEFICIALLY     (8)
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               Sole dispositive power
                    (9)
    REPORTING             R.K. Carvill (International Holdings), Ltd. 3,940,000

                          (Includes 690,000 shares currently held by it and a total of 3,250,000 shares that may be purchased by either R.K. Carvill (International Holdings), Ltd. or Peerman Holdings, Ltd. pursuant to a stock option granted jointly to them.)

                          Peerman Holdings, Ltd                       3,940,000

                          (Includes 690,000 shares currently held by it and a total of 3,250,000 shares that may be purchased by either R.K. Carvill (International Holdings), Ltd. or Peerman Holdings, Ltd. pursuant to a stock option granted jointly to them.)
      PERSON       -----------------------------------------------------------
                          Shared dispositive power
       WITH         (10)
                          -0-
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      Aggregate amount beneficially owned by each reporting person.
(11)
       R.K. Carvill (International Holdings), Ltd.        3,940,000

       (Includes 690,000 shares currently held by it and a total of 3,250,000 shares that may be purchased by either R.K. Carvill (International Holdings), Ltd. or Peerman Holdings, Ltd. pursuant to a stock option granted jointly to them.)

       Peerman Holdings, Ltd                              3,940,000

       (Includes 690,000 shares currently held by it and a total of 3,250,000 shares that may be purchased by either R.K. Carvill (International Holdings), Ltd. or Peerman Holdings, Ltd. pursuant to a stock option granted jointly to them.)
------------------------------------------------------------------------------
      Check if the aggregate amount in row (11) excludes certain shares
(12)
       (see instructions)
------------------------------------------------------------------------------
      Percent of class represented by amount in row (11)
(13)
      R.K. Carvill (International Holdings), Ltd.     17.848%

       (Includes 690,000 shares (3.665%) currently held by it and a total of 3,250,000 shares that may be purchased by either R.K. Carvill (International Holdings), Ltd. or Peerman Holdings, Ltd. pursuant to a stock option granted jointly to them.)

       Peerman Holdings, Ltd                           17.848%

       (Includes 690,000 shares (3.665%) currently held by it and a total of 3,250,000 shares that may be purchased by either R.K. Carvill (International Holdings), Ltd. or Peerman Holdings, Ltd. pursuant to a stock option granted jointly to them.)
------------------------------------------------------------------------------

      Type of reporting person
(14)
       R.K. Carvill (International Holdings), Ltd. HC, CO

       Peerman Holdings, Ltd.                      IV, CO

ITEM 1. SECURITY AND ISSUER

     This Schedule relates to the Common Stock, $0.10 par value, of Vesta Insurance Group, Inc., 3760 River Run Drive, Birmingham, Alabama 35243

ITEM 2. IDENTITY AND BACKGROUND

(a)  R.K. Carvill (International Holdings), Ltd.

(b)  Clarendon House, 2 Church Street, Hamilton HMCX, Bermuda

(c) The principal business of R.K. Carvill (International Holdings), Ltd. is holding company.

(d) R.K. Carvill (International Holdings), Ltd. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) R.K. Carvill (International Holdings), Ltd. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  R.K. Carvill (International Holdings), Ltd. is a Bermuda Corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     R.K. Carvill (International Holdings), Ltd.'s source of funds used to acquire the securities subject to this Schedule was working capital, none of which were borrowed. The aggregate purchase price for the purchase of 690,000 shares of the securities was $4,526,400.00. 3,250,000 shares are subject to an option, held jointly with Peerman Holdings, Ltd., that has not yet been exercised.

ITEM 4. PURPOSE OF TRANSACTIONS.

     The purpose of the acquisition of the Securities is for investment.

     R.K. Carvill (International Holdings), Ltd. does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. R.K. Carvill (International Holdings), Ltd. may, at any time and from time to time, engage in further purchases or sales of the Issuer's securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of Vesta Insurance Group, Inc.'s common stock beneficially owned by R.K. Carvill (International Holdings), Ltd. is 3,940,000, representing approximately 17.8% of the class, based on the most recent Quarterly Report on Form 10-Q filed by the Issuer. Those shares include 690,000 shares (3.665%) currently held by it and a total of 3,250,000 shares that may be purchased by either R.K. Carvill (International Holdings), Ltd. or Peerman Holdings, Ltd. pursuant to a stock option granted jointly to them.

(b) R.K. Carvill (International Holdings), Ltd. possesses sole power to vote or direct the vote and dispose or direct the disposition of the securities.

(c) R.K. Carvill (International Holdings), Ltd. effected the purchase of the securities on August 22, 2000:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   There are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


   September 8, 2000


                                     R.K. CARVILL (INTERNATIONAL HOLDINGS), LTD.

                                     /s/ Dawn Griffiths
                                         ----------------
                                     By: Dawn Griffiths
                                     Title: Director

ITEM 1. SECURITY AND ISSUER

   This Schedule relates to the Common Stock, $0.10 par value, of Vesta Insurance Group, Inc., 3760 River Run Drive, Birmingham, Alabama 35243

ITEM 2. IDENTITY AND BACKGROUND

(a)  Peerman Holdings, Ltd.

(b)  Clarendon House, 2 Church Street, Hamilton HMCX, Bermuda

(c)  The principal business of Peerman Holdings, Ltd. is investments.

(d) Peerman Holdings, Ltd. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Peerman Holdings, Ltd. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Peerman Holdings, Ltd. is a Bermuda Corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Peerman Holdings, Ltd.'s source of funds used to acquire the securities subject to this Schedule was working capital, none of which were borrowed. The aggregate purchase price for the purchase of 690,000 shares of the securities was $4,526,400.00. 3,250,000 shares are subject to an option, held jointly with R.K. Carvill (International Holdings), Ltd., that has not yet been exercised.

ITEM 4. PURPOSE OF TRANSACTIONS.

     The purpose of the acquisition of the Securities is for investment.

     Peerman Holdings, Ltd. does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of Schedule 13D. Peerman Holdings, Ltd. may, at any time and from time to time, engage in further purchases or sales of the Issuer's securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of Vesta Insurance Group, Inc.'s common stock beneficially owned by Peerman Holdings, Ltd. is 3,940,000 representing approximately 17.8% of the class, based on the most recent Quarterly Report on Form 10-Q filed by the Issuer. Includes 690,000 shares (3.665%) currently held by it and a total of 3,250,000 shares that may be purchased by either R.K. Carvill (International Holdings), Ltd. or Peerman Holdings, Ltd. pursuant to a stock option granted jointly to them.

(b) Peerman Holdings, Ltd. possesses sole power to vote or direct the vote and dispose or direct the disposition of the securities.

(c) Peerman Holdings, Ltd. effected the purchase of the securities on August 22, 2000:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     September 8, 2000


                                        PEERMAN HOLDINGS, LTD.

                                        /s/ Dawn Griffiths

                                        By: Dawn Griffiths
                                        Title: Director